Exhibit 99.1

QIWI ANNOUNCES FOURTH-QUARTER AND FULL-YEAR 2014 RESULTS

Fourth-Quarter Total Adjusted Net Revenue Increases 45% to RUB 2,468 Million and Adjusted Net Profit

Increases 5% to RUB 597 Million or RUB 10.84 per diluted share

Full-Year 2014 Total Adjusted Net Revenue Increases 43% to RUB 8,836 Million and Adjusted Net Profit

Increases 61% to RUB 3,496 Million or RUB 64.53 per diluted share

QIWI gives 2015 Guidance

MOSCOW, RUSSIA – March 12, 2015 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced results for the fourth-quarter and year ended December 31, 2014.

Fourth-Quarter 2014 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 45% to RUB 2,468 million ($43.9 million)

•	Adjusted EBITDA increased 24% to RUB 911 million ($16.2 million)

•	Adjusted Net Profit increased 5% to RUB 597 million ($10.6 million), or RUB 10.84 per diluted share

•	Total payment volume increased 10% to RUB 175.2 billion ($3.1 billion)

Full-Year 2014 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 43% to RUB 8,836 million ($157.1 million)

•	Adjusted EBITDA increased 62% to RUB 4,818 million ($85.6 million)

•	Adjusted Net Profit increased 61% to RUB 3,496 million ($62.1 million), or RUB 64.53 per diluted share

•	Total payment volume increased 15% to RUB 645.2 billion ($11.5 billion)

•	Visa QIWI Wallet active accounts increased 12% to 17.2 million

“I am very pleased with our solid fourth quarter results,” said Sergey Solonin, QIWI’s chief executive officer. “Our financial and operational performance demonstrates resilience to macroeconomic situation. This quarter we have continued to invest in various marketing activities, which have underpinned continued growth in Visa Qiwi Wallet accounts. We see plenty of opportunities ahead, especially in gaining market share in the key verticals, and will continue to focus on our core market verticals and execute our strategy.”

Fourth-Quarter 2014 Results

Revenues: Total Adjusted Net Revenue for the quarter ended December 31, 2014 was RUB 2,468 million ($43.9 million), an increase of 45% compared with RUB 1,700 million in the prior year.

Payment Adjusted Net Revenue was RUB 1,838 million ($32.7 million), an increase of 41% compared with RUB 1,305 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume in the E-commerce and Money Remittances market verticals and net revenue yield in the E-commerce, Financial Services and Money Remittances market verticals, slightly offset by a decrease in payment volume and net revenue yield in the Telecom market vertical.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising, was RUB 630 million ($11.2 million), an increase of 59% compared with RUB 395 million in the prior year. The growth in the fourth quarter was mainly due to increase in net revenue from sales of kiosks and rent of space for kiosks. Inactivity fees for the fourth quarter were RUB 183 million ($3.3 million) compared with RUB 137 million in the prior year. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 73% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 46% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended December 31, 2014, Adjusted EBITDA was RUB 911 million ($16.2 million), an increase of 24% compared with RUB 733 million in the prior year. Adjusted EBITDA growth was mainly offset by heavy marketing and advertising expenses which amounted to RUB 400 million in the fourth quarter 2014 as compared to RUB 125 million in the prior year. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 36.9% compared with 43.1% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 727 million ($12.9 million), an increase of 22% compared with RUB 596 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 31.8% compared with 38.1% in the prior year. The substantial amount of marketing spent in fourth quarter 2014 was unusually high, due to launch of the vast majority of advertising and promotion campaigns, which we originally planned to spread more evenly throughout the year. Moving forward our intention is to spread marketing and advertising campaigns and thus the budget more evenly, therefore we assume EBITDA margin for the full year 2014 to be more representative then the EBITDA margin for the fourth quarter of 2014.

Adjusted Net Profit: For the quarter ended December 31, 2014, Adjusted Net Profit was RUB 597 million ($10.6 million), an increase of 5% compared with RUB 567 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding inactivity fees (net of tax) decreased 1% compared with the prior year.

Other Operating Data: For the quarter ended December 31, 2014, total payment volume was RUB 175.2 billion ($3.1 billion), an increase of 10% compared with RUB 159.3 billion in the prior year. Average payment net revenue yield was 1.05%, an increase of 23 bps compared with 0.82% in the prior year. The increase in payment volume and average payment net revenue yield in the fourth quarter was mainly driven by strong growth in the E-commerce, Financial Services and Money Remittances market verticals.

The total average Net Revenue Yield was 1.41%, an increase of 34 bps as compared with 1.07% in the prior year. The total average Net Revenue Yield excluding the effect of inactivity fees was 1.31%, an increase of 33 bps as compared with the same period in the prior year.

Full-Year 2014 Results

Revenues: Total Adjusted Net Revenue for the year ended December 31, 2014 was RUB 8,836 million ($157.0 million), an increase of 43% compared with RUB 6,168 million in the prior year.

Payment Adjusted Net Revenue was RUB 6,515 million ($115.8 million), an increase of 51% compared with RUB 4,320 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume and net revenue yield in the E-commerce, Financial Services and Money Remittances market verticals, slightly offset by a decrease in payment volume and net revenue yield in the Telecom market vertical.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising, was RUB 2,321 million ($41.2 million), an increase of 26% compared with RUB 1,848 million in the prior year. Revenue from fees for inactive accounts was RUB 656 million ($11.7 million) in 2014 compared to RUB 549 million in the prior year. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 28% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 46% compared with the same period in the prior year.

Adjusted EBITDA: For the year ended December 31, 2014, Adjusted EBITDA was RUB 4,818 million ($85.6 million), an increase of 62% compared with RUB 2,978 million in the prior year. Adjusted EBITDA growth was mainly driven by revenue growth and significant operating leverage in the business. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 54.5% compared with 48.3% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 4,161 million ($74.1 million), an increase of 71% compared with RUB 2,429 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 51.0% compared with 43.2% in the prior year.

Adjusted Net Profit: For the year ended December 31, 2014, Adjusted Net Profit was RUB 3,496 million ($62.1 million), an increase of 62% compared with RUB 2,174 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding inactivity fees (net of tax) increased 71% compared with the prior year.

Other Operating Data: For the year ended December 31, 2014, total payment volume was RUB 645.4 billion ($11.5 billion), an increase of 15% compared with RUB 560.5 billion in the prior year. Average payment net revenue yield was 1.01%, an increase of 24 bps compared with 0.77% in the prior year. The increase in payment volume and average net revenue yield in 2014 was mainly driven by strong growth in the E-commerce, Financial Services and Money Remittances market verticals.

The total average Net Revenue Yield was 1.37%, an increase of 27 bps as compared with 1.10% in the prior year. The total average Net Revenue Yield excluding the effect of inactivity fees was 1.27%, an increase of 27 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 181,148, an increase of 8% compared with the prior year, primarily driven by execution of new rental agreements with certain federal retail networks. The number of active Visa Qiwi Wallet accounts was 17.2 million as of the end of 2014, an increase of 1.8 million, or 12%, as compared with 15.4 million in 2013.

Recent Developments

Dividend: In light of the current geopolitical concerns around Russia and its negative impact on the economy and liquidity management believes it is prudent not to declare a dividend for the fourth quarter. We will revisit this decision each quarter moving forward with an intention to return to our historical payout levels.

M&A: From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions, partnerships or joint ventures on an on-going basis, some of which may be material. At any time, including currently, we may be engaged in discussions or negotiations or diligence evaluations with respect to possible acquisitions, partnerships or joint ventures or may have entered into non-binding documents in relation to such transactions. As part of our strategy, we intend to continue our disciplined approach to identifying, executing and integrating strategic acquisitions.

2015 Guidance1

QIWI provides its guidance in respect of 2015 outlook:

•	Total Adjusted Net Revenue is expected to increase by 12% to 16% over 2014

•	Adjusted Net Profit is expected to increase by 12% to 16% over 2014

We have started to note the effects of the macroeconomic slowdown in Russia in the second half of 2014 and especially in Q4, which we believe can be long lasting and could have a significant negative effect on both consumer spending and the banking system in Russia and, accordingly, on our business in the future. The extent of the slowdown, and if that were to result in a full scale banking crisis, is yet to be assessed. We, therefore, do not currently have enough visibility on our Total Adjusted Net Revenue and Adjusted Net Profit in 2015. We provide the 2015 guidance based on our current understanding of the macroeconomic situation, which is subject to change. We reserve the right to revisit our 2015 guidance in case we see the situation changing throughout the year. Expected growth of Adjusted Net Profit equals to the expected growth of Adjusted Net Revenue as a consequence of our desire and commitment to invest into new products and gain market share in 2015.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss fourth quarter and full year 2014 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13602442. The replay will be available until Thursday, March 19, 2015. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

[1]	Guidance is provided in Russian rubles

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.2 million virtual wallets, over 181,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, and growth of physical and virtual distribution channels. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands, except per share data)

	As of December 31,	As of December 31,	As of December 31,
	2013	2014	2014
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	307,500	379,943	6,754
Goodwill and other intangible assets	2,405,645	2,367,623	42,085
Long-term debt instruments	1,376,862	1,806,295	32,107
Long-term loans	10,637	52,648	936
Other non-current assets	38,394	42,455	755
Deferred tax assets	183,333	239,571	4,258

Total non-current assets	4,322,371	4,888,535	86,895

Current assets
Trade and other receivables	2,772,297	5,305,275	94,303
Short-term loans	65,430	31,588	561
Short-term debt instruments	1,635,291	2,132,887	37,913
Prepaid income tax	60,537	89,239	1,586
VAT and other taxes receivable	12,478	51,078	908
Cash and cash equivalents	11,636,913	17,079,965	303,601
Other current assets	159,264	345,688	6,145

Total current assets	16,342,210	25,035,720	445,016

Assets of disposal group classified as held for sale	—	125,867	2,237

Total assets	20,664,581	30,050,122	534,148

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	907	963	17
Additional paid-in capital	1,876,104	1,876,104	33,348
Share premium	—	3,044,303	54,113
Other reserve	337,254	764,243	13,585
Retained earnings	573,604	2,683,805	47,705
Translation reserve	10,757	204,337	3,632

Total equity attributable to equity holders of the parent	2,798,626	8,573,755	152,401
Non-controlling interest	(94,766)	(239,385)	(4,255)

Total equity	2,703,860	8,334,370	148,146

Non-current liabilities
Long-term borrowings	109,351	41,981	746
Long-term deferred revenue	31,629	8,394	149
Long-term accounts payable	7,625	987	18
Deferred tax liabilities	58,630	37,758	671

Total non-current liabilities	207,235	89,120	1,584

Current liabilities
Short-term borrowings	635	1,061	19
Trade and other payables	16,768,973	20,179,673	358,699
Amounts due to customers and amounts due to banks	831,226	1,001,286	17,798
Income tax payable	10,823	11,290	201
VAT and other taxes payable	95,403	127,733	2,270
Deferred revenue	46,233	52,008	924
Other current liabilities	193	56	1

Total current liabilities	17,753,486	21,373,107	379,912

Liabilities directly associated with the assets of a disposal group classified as held for sale	—	253,525	4,506

Total equity and liabilities	20,664,581	30,050,122	534,148

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.2584 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2014.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	December 31, 2013(1)	December 31, 2014	December 31, 2014
	RUB	RUB	USD(2)
Revenue	3,278,649	4,148,652	73,743
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,833,149	2,055,912	36,544
Selling general and administrative expenses	805,670	1,255,161	22,311
Depreciation and amortization	32,046	95,315	1,694
Goodwill impairment	2	—	—
Profit from operations	607,782	742,264	13,194

Other income	30,415	1,353	24
Other expenses	(2,298)	(20,107)	(357)
Foreign exchange gain	9,654	2,129,776	37,857
Foreign exchange loss	(5,635)	(634,819)	(11,284)
Share of loss of associates	—	(3,313)	(59)
Impairment of investment in associates	—	—	—
Interest income	8,830	639	11
Interest expense	(9,307)	(11,151)	(198)

Profit before tax	639,441	2,204,642	39,188
Income tax expense	(144,413)	(196,950)	(3,501)

Net profit	495,028	2,007,692	35,687

Attributable to:
Equity holders of the parent	505,043	2,023,897	35,975
Non-controlling interests	(10,015)	(16,206)	(288)
Other comprehensive income
Exchange differences on translation of foreign operations	13,941	86,507	1,538

Total comprehensive income net of tax	508,969	2,094,199	37,225

attributable to:
Equity holders of the parent	520,325	2,176,919	38,695
Non-controlling interests	(11,356)	(82,721)	(1,470)
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	9.69	37.13	0.66
Diluted profit attributable to ordinary equity holders of the parent	9.53	36.72	0.65

(1)	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.2584 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2014.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Full Year ended
	December 31, 2013(1)	December 31, 2014	December 31, 2014
	RUB	RUB	USD(2)
Revenue	11,666,050	14,718,727	261,629
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	6,396,499	7,273,099	129,281
Selling general and administrative expenses	2,678,299	3,082,177	54,786
Depreciation and amortization	113,100	353,400	6,282
Goodwill impairment	5,479	—	—
Profit from operations	2,472,673	4,010,051	71,280

Other income	91,196	42,253	751
Other expenses	(20,089)	(29,572)	(526)
Foreign exchange gain	78,516	3,359,207	59,711
Foreign exchange loss	(70,495)	(1,428,478)	(25,392)
Share of loss of associates	(78,896)	(26,583)	(473)
Impairment of investment in associates	(21,540)	(24,634)	(438)
Interest income	22,204	1,692	30
Interest expense	(28,686)	(41,513)	(738)

Profit before tax	2,444,883	5,862,423	104,206
Income tax expense	(609,509)	(894,506)	(15,900)

Net profit	1,835,374	4,967,917	88,306

Attributable to:
Equity holders of the parent	1,873,226	5,024,140	89,305
Non-controlling interests	(37,852)	(56,223)	(999)
Other comprehensive income
Exchange differences on translation of foreign operations	4,561	105,789	1,880

Total comprehensive income net of tax	1,839,935	5,073,706	90,186

attributable to:
Equity holders of the parent	1,883,278	5,217,720	92,746
Non-controlling interests	(43,343)	(144,014)	(2,560)
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	36.00	94.09	1.67
Diluted profit attributable to ordinary equity holders of the parent	35.70	92.73	1.65

(1)	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.2584 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2014.

QIWI plc.

Consolidated Cash Flow Statement

(in thousands, except per share data)

	Full Year ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	2,444,883	5,862,423	104,206

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	113,100	353,400	6,282
Loss/(gain) on disposal of property and equipment	12,739	3,557	63
Impairment of investment in associates	21,540	24,634	438
Impairment of intangible assets and goodwill	5,479	—	—
Foreign exchange loss, net	(8,021)	(1,930,729)	(34,319)
Interest income, net	(346,013)	(412,852)	(7,339)
Bad debt expense	266,711	150,633	2,678
Share of loss of associates	78,896	26,583	473
Share-based payments	230,937	421,822	7,498
Other	4,609	14,721	262

Operating profit before changes in working capital	2,824,860	4,514,192	80,241

(Increase)/decrease in trade and other receivables	508,751	(2,745,399)	(48,800)
Increase in other assets	(92,553)	(232,422)	(4,131)
(Increase)/Decrease in amounts due to customers and amounts due to banks	(102,750)	170,060	3,023
Increase in accounts payable and accruals	1,593,765	3,621,895	64,380
Loans (issued)/repaid from banking operations	257,194	(35,184)	(625)

Cash generated from operations	4,989,267	5,293,142	94,087

Interest received	467,205	491,150	8,730
Interest paid	(24,194)	(29,114)	(518)
Income tax paid	(706,512)	(1,000,002)	(17,775)

Net cash flow from operating activities	4,725,766	4,755,176	84,524

Cash flow from investing activities
Acquisitions of shares in subsidiaries, net of cash acquired	(44)	—	—
Contribution to associates	—	(26,357)	(469)
Payments for assignment of loans	(90,750)	(90,750)	(1,613)
Net cash inflow on disposal of subsidiaries	4,000	—	—
Purchase of property and equipment	(182,823)	(294,402)	(5,233)
Proceeds from sale of property and equipment	6,848	—	—
Purchase of intangible assets	(192,385)	(218,160)	(3,878)
Loans issued	(24,508)	(60,493)	(1,075)
Repayment of loans issued	29,715	49,590	881
Purchase of debt instruments	(2,862,535)	(2,553,313)	(45,386)
Proceeds from settlement of debt instruments	2,111,902	1,591,485	28,289

Net cash flow used in investing activities	(1,200,580)	(1,602,400)	(28,483)

Cash flows generated from financing activities
Issue of share capital	—	3,044,357	54,114
Exercise of options	—	5,167	92
Proceeds from borrowings	34,068	71,747	1,275
Repayment of borrowings	(2,526)	(672)	(12)
Transactions with non-controlling interest	—	1,783	32
Dividends paid to owners of the Group	(1,881,082)	(2,940,714)	(52,272)
Dividends paid to non-controlling shareholders	(2,098)	(2,388)	(42)
Compensation from underwriters	72,836	—	—
Distribution of underwriters’ commission	(67,643)	—	—

Net cash flow used in/ generated from financing activities	(1,846,445)	179,280	3,187

Effect of exchange rate changes on cash and cash equivalents	15,012	2,110,996	37,523

Net decrease in cash and cash equivalents	1,693,753	5,443,052	96,752

Cash and cash equivalents at the beginning	9,943,160	11,636,913	206,849

Cash and cash equivalents at the end	11,636,913	17,079,965	303,601

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.2584 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2014.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2013(1)	December 31, 2014	December 31, 2014
	RUB	RUB	USD(2)
Revenue	3,279	4,149	73.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,833	2,056	36.5
Plus: Compensation to employees and related taxes	255	376	6.7

Total Adjusted Net Revenue	1,700	2,468	43.9

Payment Revenue(3)	2,679	3,161	56.2
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(4)	1,569	1,609	28.6
Plus: Compensation to employees and related taxes allocated to payment revenue(5)	195	286	5.1

Payment Adjusted Net Revenue	1,305	1,838	32.7

Other Revenue(6)	600	988	17.6
Minus: Cost of other revenue (exclusive of depreciation and amortization)(7)	263	447	7.9
Plus: Compensation to employees and related taxes allocated to other revenue(5)	60	90	1.6

Other Adjusted Net Revenue	395	630	11.2

Payment Adjusted Net Revenue	1,305	1,838	32.7
E-commerce	374	648	11.5
Financial services	337	487	8.7
Money remittances	158	322	5.7
Telecom	341	264	4.7
Other	95	116	2.1
Other Adjusted Net Revenue	395	630	11.2

Total Adjusted Net Revenue	1,700	2,468	43.9

Net Profit	495	2,008	35.7

Plus:
Depreciation and amortization	32	95	1.7
Other income, excluding income from depositary	(4)	(1)	(0.0)
Other expenses	2	20	0.4
Foreign exchange gain	(10)	(2,130)	(37.9)
Foreign exchange loss	6	635	11.3
Share of loss of associates	—	3	0.1
Impairment of investment in associates	—	—	—
Interest income	(9)	(1)	(0.0)
Interest expenses	9	11	0.2
Income tax expenses	144	197	3.5
Offering expenses	8	(13)	(0.2)
Income from depositary(8)	(26)	—	—
Share-based payments expenses	85	86	1.5
Goodwill impairment	—	—	—

Adjusted EBITDA	733	911	16.2

Adjusted EBITDA margin	43.1%	36.9%	36.9%
Net profit	495	2,008	35.7
Amortization of fair value adjustments	6	17	0.3
Offering expenses	8	(13)	(0.2)
Income from depositary	(26)	—	—
Share-based payments expenses	85	86	1.5
Goodwill impairment	—	—	—
Effect of taxation of the above items	(1)	(4)	(0.1)
Foreign Exchange gain on June 2014 offering proceeds(9)	—	(1,497)	(26.6)

Adjusted Net Profit	567	597	10.6

Adjusted Net Profit per share:
Basic	10.88	10.96	0.19
Diluted	10.69	10.84	0.19
Shares used in computing Adjusted Net Profit per share
Basic	52,115	54,503	54,503
Diluted	53,032	55,117	55,117

(1)	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.2584 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2014-.
(3)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(4)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(5)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(6)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(7)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(8)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(9)	The Forex gain on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full Year ended
	December 31, 2013(1)	December 31, 2014	December 31, 2014
	RUB	RUB	USD(2)
Revenue	11,666	14,719	261.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	6,396	7,273	129.3
Plus: Compensation to employees and related taxes	898	1,391	24.7

Total Adjusted Net Revenue	6,168	8,836	157.1

Payment Revenue(3)	9,385	11,594	206.1
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(4)	5,789	6,174	109.8
Plus: Compensation to employees and related taxes allocated to payment revenue(5)	724	1,096	19.5

Payment Adjusted Net Revenue	4,320	6,515	115.8

Other Revenue(6)	2,281	3,125	55.5
Minus: Cost of other revenue (exclusive of depreciation and amortization)(7)	607	1,099	19.5
Plus: Compensation to employees and related taxes allocated to other revenue(5)	174	295	5.2

Other Adjusted Net Revenue	1,848	2,321	41.3

Payment Adjusted Net Revenue	4,320	6,515	115.8
E-commerce	1,207	2,006	35.7
Financial services	1,010	1,931	34.3
Money remittances	450	987	17.5
Telecom	1,332	1,169	20.8
Other	322	422	7.5
Other Adjusted Net Revenue	1,848	2,321	41.3

Total Adjusted Net Revenue	6,168	8,836	157.1

Net Profit	1,835	4,968	88.3

Plus:
Depreciation and amortization	113	353	6.3
Other income, excluding income from depositary	(21)	(4)	(0.1)
Other expenses	20	30	0.5
Foreign exchange gain	(79)	(3,359)	(59.7)
Foreign exchange loss	71	1,428	25.4
Share of loss of associates	79	27	0.5
Impairment of investment in associates	22	25	0.4
Interest income	(22)	(2)	(0.0)
Interest expenses	29	42	0.7
Income tax expenses	610	895	15.9
Offering expenses	155	32	0.6
Income from depositary(8)	(71)	(38)	(0.7)
Share-based payments expenses	231	422	7.5
Goodwill impairment	5	—	—

Adjusted EBITDA	2,978	4,818	85.6

Adjusted EBITDA margin	48.3%	54.5%	54.5%
Net profit	1,835	4,968	88.3
Amortization of fair value adjustments	22	74	1.3
Offering expenses	155	32	0.6
Income from depositary	(71)	(38)	(0.7)
Share-based payments expenses	231	422	7.5
Goodwill impairment	5	—	—
Effect of taxation of the above items	(4)	(15)	(0.3)
Foreign Exchange gain on June 2014 offering proceeds(9)	—	(1,947)	(34.6)

Adjusted Net Profit	2,174	3,496	62.1

Adjusted Net Profit per share:
Basic	41.79	65.48	1.16
Diluted	41.44	64.53	1.15
Shares used in computing Adjusted Net Profit per share
Basic	52,034	53,396	53,396
Diluted	52,469	54,179	54,179

(1)	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.2584 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2014.
(3)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(4)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(5)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(6)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(7)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(8)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(9)	The Forex gain on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RUB	RUB	USD (1)
Payment volume (billion)(2)	159.3	175.2	3.1

E-commerce	17.9	21.1	0.4
Financial services	47.4	46.6	0.8
Money remittances	12.2	21.6	0.4
Telecom	67.6	65.5	1.2
Other	14.3	20.4	0.4

Payment adjusted net revenue (million)(3)	1,304.9	1,837.8	32.7

E-commerce	374.0	648.5	11.5
Financial services	336.6	487.2	8.7
Money remittances	157.8	322.2	5.7
Telecom	341.4	263.6	4.7
Other	95.1	116.4	2.1

Payment average net revenue yield	0.82%	1.05%	1.05%

E-commerce	2.09%	3.07%	3.07%
Financial services	0.71%	1.05%	1.05%
Money remittances	1.30%	1.49%	1.49%
Telecom	0.50%	0.40%	0.40%
Other	0.67%	0.57%	0.57%

Total average Net Revenue Yield	1.07%	1.41%	1.41%
Active kiosks and terminals (units)(4)	168,236	181,148	181,148
Active Visa Qiwi Wallet accounts(5)	15.4	17.2	17.2

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.2584 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2014.
(2)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Full Year ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RUB	RUB	USD (1)
Payment volume (billion)(2)	560.5	645.4	11.5

E-commerce	62.9	75.2	1.3
Financial services	150.1	193.2	3.4
Money remittances	35.6	66.7	1.2
Telecom	265.0	251.3	4.5
Other	46.9	59.0	1.0

Payment adjusted net revenue (million)(3)	4,320.0	6,515.0	115.8

E-commerce	1,206.7	2,006.1	35.7
Financial services	1,009.5	1,931.4	34.3
Money remittances	450.2	986.5	17.5
Telecom	1,331.9	1,168.7	20.8
Other	321.7	422.3	7.5

Payment average net revenue yield	0.77%	1.01%	1.0%

E-commerce	1.92%	2.67%	2.67%
Financial services	0.67%	1.00%	1.00%
Money remittances	1.27%	1.48%	1.48%
Telecom	0.50%	0.47%	0.47%
Other	0.69%	0.72%	0.72%

Total average Net Revenue Yield	1.10%	1.37%	1.37%
Active kiosks and terminals (units)(4)	168,236	181,148	181,148
Active Visa Qiwi Wallet accounts(5)	15.4	17.2	17.2

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.2584 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of December 31, 2014.
(2)	Payment volume by market verticals consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.